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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66358

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2005** AND ENDING **DECEMBER 31, 2005**

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BAY MUTUAL FINANCIAL, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1620 26TH STREET, SUITE # 2675-NORTH

                                              (No. and Street)

SANTA MONICA, CA 90404

            (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AVNER BEN-NER (310) 586-3222

                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LICHTER, YU & ASSOCIATES

                              (Name – if individual, state last, first, middle name)

9191 TOWNE CENTRE DRIVE, SUITE # 406 SAN DIEGO, CA 92122

        (Address)   (City)   (State)   (Zip Code)

PROCESSED
MAY 11 2006
THOMSON FINANCIAL

RECEIVED
FEB 2006
203

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___AVNER BEN-NER___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___BAY MUTUAL FINANCIAL LLC___, as of ___DECEMBER 31___, 20 __05__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___CCO/MANAGING DIRECTOR___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAY MUTUAL FINANCIAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

The Board of Directors
Bay Mutual Financial, LLC
Santa Monica, California

We have audited the accompanying statements of financial condition of Bay Mutual Financial, LLC as of December 31, 2005 and 2004, and the related statements of operations, changes in equity, and cash flows for the year ended December 31, 2005 and the period from inception (June 12, 2003) through December, 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bay Mutual Financial, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year ended December 31, 2005 and the period from inception (June 12, 2003) through December, 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 18, 2006
San Diego, California

BAY MUTUAL FINANCIAL, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Current Assets		
Cash	$12,138	$20,758
Commissions receivable	19,017	13,437
Prepaid expenses	6,983	7,801
Total Current Assets	38,138	41,996
Fixed Assets		
Furniture and equipment net of accumulated depreciation of $2,982 and $1,284	14,822	12,385
Total Fixed Assets	14,822	12,385
Other Assets		
Deposits and other assets	25,000	25,000
Total Other Assets	25,000	25,000
Total Assets	$77,960	$79,381

LIABILITIES and MEMBERS' EQUITY

	2005	2004
Current Liabilities		
Accounts payable and accrued expenses	$5,395	$1,600
Current portion, capitalized leases	2,832	3,999
Total Current Liabilities	8,227	5,599
Capital lease obligations, net of current portion	0	2,998
Total Liabilities	8,227	8,597
Members' Equity	69,733	70,784
Total Liabilities and Members' Equity	$77,960	$79,381

BAY MUTUAL FINANCIAL, LLC
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005 AND
FOR THE PERIOD FROM INCEPTION (JUNE 12, 2003) THROUGH DECEMBER 31, 2004

	2005	2004
Revenue		
Commissions and fees	$499,970	$99,172
Total Revenue	499,970	99,172
Expense		
Salaries	278,865	36,428
Rent	27,455	14,490
Professional services	15,249	3,468
Clearing charges	45,951	13,065
Other expenses	129,469	38,189
Total Expenses	496,989	105,640
Income (Loss) from Operations	2,980	(6,469)
Total Other (Income) and Expense		
Interest income	0	(127)
Interest expense	634	490
Depreciation and amortization	1,697	1,284
Total Other (Income) and Expense	2,331	1,647
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	649	(8,116)
Income tax provision	1,700	1,600
NET INCOME (LOSS)	($1,051)	($9,716)

BAY MUTUAL FINANCIAL, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005 AND
FOR THE PERIOD FROM INCEPTION (JUNE 12, 2003) THROUGH DECEMBER 31, 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	($1,051)	($9,716)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,697	1,284
Decrease (Increase) in receivable from Brokers and Dealers	(5,580)	(13,437)
Decrease (Increase) in prepaid expenses and deposits	818	(32,801)
(Decrease) Increase in accounts payable	3,795	1,600
Total Adjustments	730	(43,354)
Net cash provided by (used in) operations	(321)	(53,070)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(4,134)	(13,669)
Net cash (used in) investing activities	(4,134)	(13,669)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' contribution	0	80,500
Issuance of note for capitalized leases	0	12,077
Payments on capitalized leases	(4,165)	(5,080)
Net cash provided by (used in) financing activities	(4,165)	87,497
Net change in cash	(8,620)	20,758
Cash at beginning of period	20,758	0
Cash at end of period	$12,138	$20,758
Supplemental cash flow disclosures:		
Income tax payments	$800	$1,600
Interest payments	$634	$490

See Accompanying Notes and Auditor's Report

BAY MUTUAL FINANCIAL, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
DECEMBER 31, 2005 AND 2004

	2005	2004
Members' Equity		
Balance at beginning of year	$70,784	$0
Members' contribution	0	80,500
Net income (loss)	(1,051)	(9,716)
Balance at end of year	$69,733	$70,784

Note A - <u>Nature of Activities</u>

The Company was incorporated in California on June 12, 2003, to operate as a registered broker dealer as a member of the National Association of Securities Dealers, Inc. Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Note B - <u>Accounting Policies</u>

<u>Revenue Recognition</u>
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Commissions and related clearing expenses are recorded on a settlement date basis.

<u>Estimates</u>
Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

<u>Property and Equipment</u>
Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

Furniture and Fixtures	3 to 10 years
Office Equipment	3 to 10 years

<u>Customer Transactions</u>
The Company does not hold inventory for customers. All funds belonging to customers are held in a separate bank account for the exclusive benefit of customers. Securities transactions are cleared through another broker-dealer on a fully disclosed basis.

Note C - Cash

The Company maintains its cash balances at banks and a brokerage house located in Santa Monica, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $100,000 and $10,000,000, respectively. As of December 31, 2005 and 2004, there were no uninsured cash balances.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005 and 2004, the Company had net capital requirements of $5,000 and net capital of approximately $29,299 and $50,598, respectively.

Note E - K2B Exemption

The Company relied on Section K2B of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F - Furniture And Equipment

	2005	2004
Furniture and equipment	$ 17,804	$ 13,669
Accumulated depreciation	(2,982)	(1,284)
Net fixed assets	$ 14,822	$ 12,385

Note G - Commitments

Operating Lease

The Company leases its office space under a non-cancelable operating lease. The lease expires on May 31, 2006. Rent expense for year ended December 31, 2005 and 2004 was $27,455 and $14,490, respectively. The future minimum lease obligation resulting from this agreement is as follows:

Year ending		
	2006	$ 11,800
	Total	$ 11,800

Capital Leases - The Company leases certain equipment under agreements that are classified as capital leases. The cost of equipment under capital leases is included in the Statements of Financial Condition as fixed assets. Future minimum payments under capital leases as of December 31, 2005, are as follows:

Year ending		
	2006	$ 2,998
	Total	$ 2,998

Note H - Income Tax Provision

The Company files its own federal and state income tax returns. Due to the nature of a Limited Liability Company the members are taxed directly on the profits and losses of the Company. The Company is liable for the minimum state tax and Limited Liability Company franchise fee.

At December 31, 2005 and 2004 the Company made an appropriate state income tax provision for minimum state tax and Limited Liability Company Franchise fees of $1,700 and $1,600 respectively.

SUPPLEMENTAL SCHEDULES

BAY MUTUAL FINANCIAL, LLC
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2005 AND 2004

SCHEDULE I

	2005	2004
EQUITY - FISCAL YEAR ENDED	$69,733	$70,784
Less Non Allowable Assets		
Commissions receivable	18,629	0
Prepaid expenses	6,983	7,801
Fixed assets	14,822	12,385
Total Non Allowable Assets	40,434	20,186
Less Haircuts	0	0
NET CAPITAL	$29,299	$50,598
Total Liabilities	8,227	8,597
Aggregated Indebtedness	8,227	8,597
Net Capital Required	5,000	5,000
Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness)	549	573
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	5,000	5,000
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$28,476	$49,738

SCHEDULE II

	2005	2004
NET CAPITAL PER FOCUS II REPORT	$30,666	$54,589
Decrease (Increase) in non allowable assets	(2,539)	1,284
Increase (Decrease) in income due to audit adjustments	1,172	(5,275)
NET CAPITAL	$29,299	$50,598

RECONCILIATION OF AUDIT ADJUSTMENTS:		
Increase legal expense accrual	$0	($910)
Increase in tax accrual	(900)	0
Correction to expense accounts	(2,332)	(2,316)
Increase in non allowable asset - commissions receivable	4,404	0
Decrease in allowable asset - cash	0	(2,049)
Increase (Decrease) in income due to audit adjustments	$1,172	($5,275)

BAY MUTUAL FINANCIAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2005 AND 2004

Schedule III

Bay Mutual Financial, LLC relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

The Board of Directors
Bay Mutual Financial, LLC
Santa Monica, California

In planning and performing our audit of the financial statements of Bay Mutual Financial, LLC as of December 31, 2005, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 18, 2006
San Diego, California